Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CLOUDFLARE, INC.

Cloudflare, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Cloudflare, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 17, 2009.

2. The first sentence of Article Fifth, Section C.3.2 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read as follows:

“Election of Directors. The holders of record of the shares of Common Stock and Series Preferred, voting exclusively and together as a single class on an as-converted basis, shall be entitled to elect eight (8) directors of the Corporation, unless a Board Increase Event (as defined below) has occurred then in such case the holders of the Common Stock and Series Preferred, voting together as a single class on an as-converted basis, shall be entitled to elect nine (9) directors of the Corporation.”

3. This Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation has been duly authorized and adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the Delaware General Corporation Law, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Cloudflare, Inc. has caused this Certificate of Amendment to be signed by Matthew Prince, a duly authorized officer of the Corporation, on August 30, 2019.

/s/ Matthew Prince
Matthew Prince
Chief Executive Officer